January 17, 2014

David R. Humphrey

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:       Independent Film Development Corporation

Form 10-K for the year ended September 30, 2012

Filed January 15, 2013

File No. 000-53103

Dear Mr. Humphrey,

The company is in receipt of your comment letter of October 31, 2013. The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments:

  On November 26, 2013 a letter was sent to the Office of the Chief Accountant requesting a waiver for the requirement to provide the inception to date cumulative financial data on an audited basis in the Company’s September 30, 2012 Form 10-K. A response from the Office of the Chief Accountant was received in a letter date December 9, 2013 in which that request was granted.

  With the waiver granted the Company is no longer in need of filing a Form 8-K.

  With the waiver granted the Company is no longer in need of filing a Form 8-K.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ David Garland

David Garland

CEO